UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number 000-19860

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOLASTIC CORPORATION

557 Broadway,
New York, New York 10012

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
Table of Contents

Page Number

Report of Independent Registered Public Accounting Firm
1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (held at end of year)	12
Signatures	13
Exhibits	14
Consent of Independent Registered Public Accounting Firm	15

Report of Independent Auditors

To the Retirement Plan Committee of the Board of Directors of Scholastic Corporation.

We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Scholastic Corporation’s Retirement Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Scholastic Corporation’s Retirement Plan Committee. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 27, 2011

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	December 31,

	2010	2009

Investments, at fair value
Registered Investment Entities:
AF Washington Mutual Investors Fund	$12,311	$10,670
American Beacon Small Capital Value Fund	3,613	2,590
American Century Small Company Fund	—	3,007
American Funds Growth Fund of America	14,654	13,706
Artisan Mid Capital Fund	13,880	9,899
Fidelity Diversified International Fund	15,247	13,726
Fidelity Freedom Fund 2005	1,281	867
Fidelity Freedom Fund 2010	6,616	6,181
Fidelity Freedom Fund 2015	11,627	9,730
Fidelity Freedom Fund 2020	15,378	12,738
Fidelity Freedom Fund 2025	17,125	13,508
Fidelity Freedom Fund 2030	13,466	10,942
Fidelity Freedom Fund 2035	11,764	9,341
Fidelity Freedom Fund 2040	11,792	9,330
Fidelity Freedom Fund 2045	2,944	2,026
Fidelity Freedom Fund 2050	2,014	1,296
Fidelity Freedom Income Fund	2,225	1,786
Fidelity Managed Income Portfolio Fund II	29,904	30,128
Vanguard Institutional Index Fund	37,230	32,226
Vanguard Total Bond Market Index Fund	11,098	9,144
Vanguard Small-Cap Growth Index Fund	4,378	—

Common Stock:
Scholastic Corporation Common Stock	8,586	8,986

Total investments at fair value	247,133	211,827

Receivables
Contributions receivable	—	247
Notes receivable from participants	5,820	5,110

Total receivables	5,820	5,357

Net assets reflecting investments at fair value	252,953	217,184
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(295)	379

Net assets available for benefits	$252,658	$217,563

See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

December 31, 2010

Interest and dividend income	$4,972

Net appreciation in fair value of investments	21,571

Contributions:
Employer	6,151
Participants	18,051
Rollovers	1,260

Total additions	52,005

Distributions to participants	(16,910)

Net increase	35,095

Net assets available for benefits:
Beginning of the year	217,563

End of the year	$252,658

See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 2009 and as thereafter amended (the “Plan”), is a defined contribution plan sponsored by Scholastic Corporation (the “Company”). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to an Administrative Committee composed of members of senior management of the Company (the “Retirement Plan Committee,” and to the extent delegated to the Administrative Committee, collectively the “Committee”). Fidelity Management Trust Company serves as Trustee for the Plan (the “Trustee”). In addition, Fidelity Institutional Retirement Services Company provides administrative and recordkeeping services on behalf of the Plan (the “Record Keeper”). Investment products offered through December 31, 2010 to participants under the Plan (“Participants”), other than the Company’s common stock (“Company Stock”), were provided by Fidelity and several other mutual fund companies. The Plan is an employee plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the “Code”).

This description of the Plan provides only general information and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions, copies of which are available from the Company.

ELIGIBILITY

Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than “leased” employees) who have attained the age of 18 (“Eligible Employees”). Eligible Employees may enroll in the Plan on any business day after they become eligible to participate in the Plan. After 90 days of employment, Eligible Employees, except temporary employees, who have not otherwise elected to enroll in the Plan, are automatically enrolled with a 3% contribution rate as soon as administratively feasible. The Plan permits Participants to opt out of the auto-enroll program.

PARTICIPANT CONTRIBUTIONS

As approved by the Retirement Plan Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant’s election into any of the Plan’s fund options, in pre-tax and/or after-tax compensation dollars (“Compensation Contributions”); provided that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Contributions: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions (“Compensation”), subject to the requirements of the Code, or $16,500 for the Plan Year ended December 31, 2010. Eligible Employees whose Compensation is in excess of $110,000 in the prior year (“Highly Compensated Employees”) are limited to the lesser of 7% of their annual Compensation or $16,500 for the Plan year ended December 31, 2010. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

PLAN AMENDMENTS

The Plan was amended effective January 1, 2010 to provide that temporary employees are not subject to the automatic enrollment program of the Plan.

The Plan was amended and restated effective January 1, 2009 to comply with certain provisions of the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008.

The Plan was amended effective June 1, 2009 to provide automatic enrollment to the Plan for Eligible Employees not enrolled as of June 1, 2009, at a 3% pre-tax contribution rate. The Plan was also amended effective June 1, 2009, to provide automatic pre-tax contribution increases of 1% each calendar year on October 1 for Participants whose pre-tax contribution deferral rate is less than 6%. The first such increase was effective October 1, 2010.

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

After-tax Contributions: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code. Highly Compensated Employees are limited to a contribution of 7% of their annual Compensation. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7% if a Highly Compensated Employee) of annual Compensation.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an “eligible rollover plan” that meets the requirements of the Code at the time of the transfer (“Rollover Contributions”).

Catch-up Contributions: Participants who are at least age 50 or who will reach age 50 during the calendar year will have the option to make additional pre-tax contributions of up to $5,500 provided certain requirements are met, except for Highly Compensated Employees.

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each Participant’s Compensation (“Matching Contributions”).The Company’s contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant’s pre-tax contributions. For the Plan year ended December 31, 2010, the Company contributed an amount equal to 50% of a Participant’s pre-tax contributions, up to a maximum amount equal to 6% of the Participant’s annual Compensation.

The Company, at its sole discretion, may also make discretionary contributions for the benefit of all Participants regardless of whether they elected to make pre-tax contributions to the Plan (“Discretionary Contributions”). The amount of such Discretionary Contributions is to be determined by the Board of Directors of the Company (the “Board”). The Company made no Discretionary Contributions to the Plan for the year ended December 31, 2010.

VESTING

Participants are immediately vested in their Compensation Contributions and Rollover Contributions. Matching Contributions vest at the rate of 20% per year of service by a Participant. A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

FORFEITURES

Upon termination of employment, Participants forfeit their unvested matching contributions and balances. Forfeitures by Participants of unvested matching contributions (“Forfeitures”) were used to offset Matching Contributions for other Participants and to pay Plan expenses during the Plan Year. In 2010, Matching Contributions were reduced by $815,592 from Forfeitures. At December 31, 2010, there was $35,484 in Forfeitures available to reduce future Matching Contributions and pay Plan expenses.

PARTICIPANT ACCOUNT DISTRIBUTIONS

A Participant’s account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement at the participant’s choice. On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in Company Stock. In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment. At December 31, 2010 and 2009, all withdrawals requested by Participants had been paid.

In the event of a hardship, a Participant may withdraw during employment such portion of his or her account to meet such hardship. In addition, once each Plan Year, Participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a Participant have more than one loan outstanding for the purchase of a principal residence or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant’s principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Participants may not otherwise withdraw any portion of their account balance during employment. Upon termination, outstanding loan balances that are not repaid by the Participant are treated as a taxable distribution to the Participant.

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the funds (commissions, management fees, etc.) are paid out of investor assets and, are therefore, netted in realized and unrealized appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. Plan expenses for recordkeeping and investment advisory services totaling $117,164 in the current year were paid from Forfeitures. The Company pays all other Plan expenses.

COMPANY STOCK FUND

The Plan invests in common stock of the Company through its Company Stock Fund. Dividends are paid and then reinvested in Company stock.

Each Participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). The Plan’s financial statements accounts are prepared on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments held by the Plan, with the exception of the Fidelity Managed Income Portfolio II fund, are valued at the net asset value of shares held, as quoted on the open market. The investment contracts held as part of the Fidelity Managed Income Portfolio II fund are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. Investments in Company Stock are valued at the closing price as quoted on the NASDAQ Stock Market on the valuation date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued authoritative guidance requiring additional disclosures about assets and liabilities measured at fair value. The guidance requires: (i) separate disclosure of the amounts transferred in and out of Levels 1 and 2; along with the reasons for such transfers; (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements; (iii) fair value measurement disclosures for each class of assets and liabilities; and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements, for Level 2 or Level 3 fair value measurements. The new disclosures and clarifications of existing disclosures were effective for annual reporting periods beginning after December 15, 2009, except for (ii) above, which is effective for fiscal years beginning after December 15, 2010. The adoption of guidance (ii) above in the current Plan year ended December 31, 2010 did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

In September 2010, the FASB issued authoritative guidance on reporting loans to defined contribution plan participants, which requires Participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest, and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. The authoritative guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The adoption of the guidance did not change the value of participant loans from the amount previously reported as of December 31, 2009. For the Plan year ended December 31, 2010, the Plan adopted the guidance, and therefore reclassified participant loans of $5,820,384, including accrued interest of $5,011, and $5,110,186, including accrued interest of $5,409, for the years ended December 31, 2010 and 2009, respectively, from Investments to Notes receivable from participants.

In May 2011, the FASB issued authoritative guidance on fair value measurements and disclosure requirements. The guidance amended previous fair value measurements and disclosures requirements, to converge the fair value measurement guidance in US generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRS”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle and the guidance requires additional fair value disclosures for public entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is evaluating the effect of the new guidance on the Plan’s financial statements.

3.	INVESTMENTS

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

The current authoritative guidance addresses investment contracts held by a defined contribution plan, which are required to be reported at fair value. The underlying investments in the pooled stable value fund are recorded at their contract value, which is equal to principal plus accrued interest minus fees and participant withdrawals. Stable value funds are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Fidelity Managed Income Portfolio II fund includes restrictions on liquidating the fund under certain circumstances, in which event it could take up to twelve months to liquidate the Plan’s holdings in that fund. The Plan Administrator does not believe that the Plan’s Participants would be subject to any event that would limit the Plan’s ability to transact at contract value.

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

The average yield of the Fidelity Managed Income Portfolio II fund based on actual earnings was approximately 1.55% and 1.79% at December 31, 2010 and 2009, respectively, and the average yield based on the interest rate credited to Participants was approximately 1.82% and 1.53% at December 31, 2010 and 2009, respectively.

The following individual investments represent 5% or more of the net assets available for benefits (in thousands):

	December 31,

	2010	2009

American Funds Growth Fund of America	14,654	13,706
Artisan Mid Capital Fund	13,880	*
Fidelity Diversified International Fund	15,247	13,726
Fidelity Freedom Fund 2020	15,378	12,738
Fidelity Freedom Fund 2025	17,125	13,508
Fidelity Freedom Fund 2030	13,466	10,942
Fidelity Managed Income Portfolio Fund II	29,904	30,128
Vanguard Institutional Index Fund	37,230	32,226

* Investment is less than 5%

During 2010, the Plan’s net realized and unrealized appreciation in the fair value of investments was as follows (in thousands):

Fund Name	Total

AF Washington Mutual Investors Fund	$1,143
American Beacon Small Capital Value Fund	$688
American Century Small Company Fund	$125
American Funds Growth Fund of America	$1,481
Artisan Mid Capital Fund	$3,189
Scholastic Corporation Common Stock	$(38)
Fidelity Diversified International Fund	$1,053
Fidelity Freedom Income Fund	$93
Fidelity Freedom Fund 2005	$78
Fidelity Freedom Fund 2010	$512
Fidelity Freedom Fund 2015	$903
Fidelity Freedom Fund 2020	$1,318
Fidelity Freedom Fund 2025	$1,583
Fidelity Freedom Fund 2030	$1,310
Fidelity Freedom Fund 2035	$1,181
Fidelity Freedom Fund 2040	$1,221
Fidelity Freedom Fund 2045	$298
Fidelity Freedom Fund 2050	$195
Vanguard Total Bond Market Index Fund	$200
Vanguard Institutional Index Fund	$4,187
Vanguard Small-Cap Growth Index Fund	$851

Total	$21,571

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS

The current authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date and it establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value.

The three level hierarchy used as a basis for measuring the fair value of a Plan investment are:

•	Level 1 includes unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 includes observable inputs, other than unadjusted quoted prices in active markets, for identical assets or liabilities such as:

o	Quoted prices for similar assets or liabilities in active markets
o	Quoted prices for identical or similar assets or liabilities in inactive markets
o	Inputs other than quoted prices that are observable for the asset or liability
o	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 includes unobservable inputs in which there is little or no market data available, which are significant to the fair value measurement and require the Plan to develop its own assumptions about the inputs that market participants would use to price an asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2010 and 2009.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end, as quoted on the open market
•	Pooled stable value funds: Based on the value of the underlying investments.
•	Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

The tables below sets forth by level, within the fair value hierarchy, the Plan investments carried at fair value (in thousands):

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Mid/Large Cap Stock Funds	$172,082	$—	$—	$172,082
Small Cap Stock Funds	7,991	—	—	7,991
International Fund	15,247	—	—	15,247
Fixed Income Funds	13,323	—	—	13,323
Pooled Stable Value Funds	—	29,904	—	29,904
Scholastic Corporation Common Stock	8,586	—	—	8,586

Total	$217,229	$29,904	$—	$247,133

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Mid/Large Cap Stock Funds	$142,460	$—	$—	$142,460
Small Cap Stock Funds	5,597	—	—	5,597
International Fund	13,726	—	—	13,726
Fixed Income Funds	10,930	—	—	10,930
Pooled Stable Value Funds	—	30,128	—	30,128
Scholastic Corporation Common Stock	8,986	—	—	8,986

Total	$181,699	$30,128	$—	$211,827

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

5.	TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”), dated January 19, 2011 covering amendments executed through January 30, 2009 and stating that the Plan is qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was further amended. The Plan, as amended, is required to operate in conformity with the Code in order to maintain its qualification. The Plan administrator believes that the Plan is being operated, in all material respects, in accordance with the applicable requirements of the Code and, therefore, believes that the Plan as amended is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require the Plan administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6.	PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board of Directors, subject, however, to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable. In the event of termination, the Plan assets may continue to be held by the Trustee. However, upon a determination that the continuance of such an arrangement is not in the best interest of the Participants, the Board of Directors may terminate the arrangement, and upon such termination, the Trustee shall apply for the benefit of each Participant (or beneficiary) the full value of such Participant’s account.

7.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009 (in thousands):

	December 31,

	2010	2009

Net assets available for benefits per the financial statements	$252,658	$217,563

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	295	(379)
Interest income on notes receivable from participants	(5)	(5)

Net assets available for benefits per Form 5500	$252,948	$217,179

9.	SUBSEQUENT EVENTS

The Plan was amended effective January 1, 2011 to provide that any employee whose Compensation is due solely to services or employment performed in Puerto Rico will no longer be eligible to participate in the Plan.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
EIN #13-3385513 Plan #004
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
(Amounts in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Number of Shares	Cost	Current Value

American Beacon	American Beacon Small Capital Value Fund	186.1	**	$3,613
American Funds	American Funds Growth Fund of America	485.4	**	14,654
American Funds	American Funds Washington Mutual Investors Fund	454.0	**	12,311
Artisan	Artisan Mid Capital Fund	412.7	**	13,880
Fidelity*	Fidelity Diversified International Fund	505.7	**	15,247
Fidelity*	Fidelity Freedom Fund 2005	118.5	**	1,281
Fidelity*	Fidelity Freedom Fund 2010	486.8	**	6,616
Fidelity*	Fidelity Freedom Fund 2015	1,025.3	**	11,627
Fidelity*	Fidelity Freedom Fund 2020	1,115.1	**	15,378
Fidelity*	Fidelity Freedom Fund 2025	1,486.5	**	17,125
Fidelity*	Fidelity Freedom Fund 2030	977.9	**	13,466
Fidelity*	Fidelity Freedom Fund 2035	1,025.6	**	11,764
Fidelity*	Fidelity Freedom Fund 2040	1,472.1	**	11,792
Fidelity*	Fidelity Freedom Fund 2045	310.2	**	2,944
Fidelity*	Fidelity Freedom Fund 2050	214.7	**	2,014
Fidelity*	Fidelity Freedom Income Fund	197.3	**	2,225
Fidelity*	Fidelity Management Income Portfolio Fund II	29,608.4	**	29,904
Vanguard	Total Bond Market Index Fund	1,047.0	**	11,098
Vanguard	Vanguard Institutional Index Fund	323.7	**	37,230
Vanguard	Vanguard Small-Cap Growth Index Fund	199.7	**	4,378
Scholastic Corporation*	Company Stock	290.6	**	8,586
Participant loans*	Prime + 0.5% Interest Rate; Repayment Terms: one to ten years	—	—	5,820

Total investments				$252,953

* Indicates party-in-interest to the Plan
** Not required as the investment is Participant-directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan Administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOLASTIC CORPORATION 401(k) SAVINGS
AND RETIREMENT PLAN

Date: June 27, 2011	/s/ Cynthia Augustine

Cynthia Augustine

Senior Vice President, Scholastic Corporation and Chairperson of Administrative Committee of the Scholastic Corporation 401(k) Savings and Retirement Plan

Exhibits/Index

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm